SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2010
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
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Not applicable.

Table of Contents
(1)	Press Release, “Dr. Reddy’s introduces ‘Dose Counter Inhalers’ for the first time in India”, April 15, 2010.

(2)	Press Release, “Dr. Reddy’s announces the Launch of Amlodipine Benazepril in US market”, April 26, 2010.

(3)	Press Release, “Dr. Reddy’s FY10 Financial Results”, May 6, 2010.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s introduces ‘Dose Counter Inhalers’ for the first time in India
April15, 2010, Hyderabad — Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has introduced an innovation in the Metered Dose Inhaler space with launch of ‘Dose Counter Inhalers’ (DCI) for the first time in India. This is the first Metered Dose Inhaler in India that gives patients an advance indication of when the Inhaler is going to be empty. The device also includes a retractable mouth piece and a child lock facility and comes with a “Universal Adapter” that can be fitted with available spacers.
Dose Counter Inhalers is a new drug delivery device with a single device having 120 metered doses.
Notes to the editor:
•	Inhaler market is currently valued at Rs 629 crore growing at a CAGR of over 18% (Source: ORG IMS)

•
Dr. Reddy’s had entered the respiratory inhaler segment in India with the launch of ‘CombihaleTM’ - a combination of a steroid and a long acting bronchodilator in September 2008. It is used in the treatment of asthma and is available in three combinations, CombihaleTM FF (Formoterol + Fluticasone), CombihaleTM FB (Formoterol + Budesonide) and CombihaleTM FT (Formoterol + Tiotropium)

Dose Counter Inhalers Feature:
There is a window in the inhaler that changes colour from Green to Red. Green indicates the inhaler is full. Red Indicates the Inhaler is empty. Half Green and Half Red in the window indicate it’s time to change the inhaler.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com

For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com/ +1 908-203-4931
Media:
S Rajan at rajans@drreddys.com/ +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces the Launch of Amlodipine Benazepril in US market
April 26, 2010, Hyderabad, India: Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it launched amlodipine benazepril capsules (2.5mg/10mg, 5mg/10mg, 5mg/20mg, 10mg/20mg), a bioequivalent generic version of Lotrel® Capsules*, in the US market on April 23, 2010. In September 2009, Dr. Reddy’s had entered into a patent settlement with Novartis on amlodipine benazepril stipulating the dismissal of the lawsuits in the United States. The United States Food & Drug Administration (USFDA) granted an approval of Dr. Reddy’s ANDA for amlodipine benazepril on April 15, 2010.
Amlodipine benazepril is indicated for the treatment of hypertension in patients not adequately controlled with either agent and is taken once daily. Dr. Reddy’s product is available in bottles of 100 count capsules.
*Lotrel® is a registered trademark of Novartis Pharma, US
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com/ +1 908-203-4931
Media:
S Rajan at rajans@drreddys.com/ +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s FY10 Financial Results
Revenues at Rs. 70.3 billion ($1.56 billion)
EBITDA Adjusted* at Rs. 15.8 billion ($352 million)
Profits after Tax Adjusted* at Rs. 9.2 billion ($205 million)
Hyderabad, India, May 6, 2010: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the full year ended March 31, 2010 under International Financial Reporting Standards (IFRS).
Key Highlights
•
Consolidated revenues are at Rs. 70.3 billion ($1.6 billion) in FY10 versus Rs. 69.4 billion ($1.5 billion) in FY09 or a year-on-year growth of 1%. Excluding the revenues from authorized generic sales of sumatriptan, the revenue growth is 9%. This is largely driven by the Branded Generics segment of Global Generics. Revenues for Q4 FY10 are at Rs. 16.4 billion ($365 million).

•
Revenues from Global Generics for FY10 are at Rs. 48.6 billion ($1.1 billion) representing a marginal decline of 2% over previous year. Excluding the revenues from authorized generic sales of sumatriptan, the growth is 8%. Revenues for Q4 FY10 are at Rs. 11.2 billion ($109 million).

•	Revenues from PSAI are at Rs. 20.4 billion ($454 million) in FY10 or a growth of 9%. Revenues for Q4 FY10 are at Rs. 4.9 billion ($109 million).
•
There was an impairment charge in FY10 amounting to Rs. 8.6 billion ($191 million) recorded in Q3 FY10, significantly on account of a non-cash write-down of intangible assets, ‘beta’ brand and goodwill of betapharm.

•	Adjusted EBITDA at Rs. 15.8 billion ($352 million) in FY10 or a year-on-year growth of 4%. Adjusted EBITDA for Q4 FY10 is at Rs. 3.5 billion ($78 million).

•	Adjusted Net Profit after Tax for FY10 is at Rs. 9.2 billion ($205 million) or a year-on-year growth of 10%. Adjusted Net Profit after Tax for Q4 FY10 is at Rs. 1.9 billion ($43 million).

•	The company met its guidance on RoCE with an Adjusted RoCE at 17% for FY10.

•	During the year, the company launched 103 new generic products, filed 121 new product registrations and filed 36 DMFs globally.
*Note: Adjusted PAT represents PAT adjusted for impact of one-time charges for non-cash impairment charge of Rs. 8.6 billion ($191 million) recorded in Q3 FY10 and betapharm workforce restructure costs of Rs. 496 million ($11 million) recorded in Q1 FY10 & Rs. 409 million ($9 million) recorded in Q4 FY10 and the tax impact of the above. Similarly, adjusted EBITDA represents EBITDA adjusted for the above-mentioned betapharm workforce restructure costs.

All figures in millions, except EPS	All dollar figures based on convenience translation rate of 1USD = Rs 44.95
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Consolidated Income Statement

	FY10			FY09
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenue	1,563	70,277	100	1,545	69,441	100	1
Cost of revenues	755	33,937	48	733	32,941	47	3
Gross profit	808	36,340	52	812	36,500	53	(0)
Operating Expenses
Selling, general & administrative expenses(a)	501	22,505	32	468	21,020	30	7
Research and development expenses, net	84	3,793	5	90	4,037	6	(6)
Write down of intangible assets	77	3,456	5	70	3,167	5	9
Write down of goodwill	115	5,147	7	242	10,856	16	(53)
Other (income)/expenses, net	(13)	(569)	(1)	6	252	0
Total Operating Expenses	764	34,332	49	875	39,332	57	(13)
Results from operating activities	45	2,008	3	(63)	(2,832)	(4)
Finance income (b)	(8)	(369)	(1)	(11)	(485)	(1)	(24)
Finance expenses (c)	8	372	1	37	1,672	2	(78)
Finance expenses, net	0	3	0	26	1,187	2	(100)
Share of profit/(loss) of equity accounted investees	1	48	0	1	24	0	100
Profit before income tax	46	2,053	3	(89)	(3,995)	(6)
Income tax expense	(22)	(985)	(1)	(26)	(1,173)	(2)	(16)
Profit for the period	24	1,068	2	(115)	(5,168)	(7)
Attributable to :
Equity holders of the company	24	1,068	2	(115)	(5,168)	(7)
Minority interest	0	0	0	0	0	0
Profit for the period	24	1,068	2	(115)	(5,168)	(7)

Diluted EPS	0.1	6.3		(0.7)	(30.7)
Notes:
(a)	Includes amortization charges of Rs. 1,479 million ($33 million) in FY10 and Rs. 1,503 million ($33 million) in FY09.

(b)	Includes forex gain of Rs. 72 million ($2 million) in FY10.

(c)	Includes forex loss of Rs. 634 million ($14 million) in FY09.

Segmental Analysis
Global Generics
Revenues from Global Generics segment are at Rs. 48.6 billion ($1.1 billion) in FY10 representing a marginal decline of 2% over previous year. Excluding the revenues from authorized generic sales of sumatriptan, the growth is at 8%, which is driven largely by the Branded Generics markets. Revenues for Q4 FY10 are at Rs. 11.2 billion ($248 million).
•
Revenues from North America at Rs. 16.8 billion ($374 million) in FY10 versus Rs. 19.8 billion ($441 million) in FY09. Excluding the revenues from authorized generic sales of sumatriptan the growth is at 13%. Revenues for Q4 FY10 at Rs. 3.5 billion ($79 million).

•	The total cumulative ANDA filings are 158. 73 ANDAs are pending approval at the USFDA of which 38 are Para IVs and 12 are FTFs.
•	Revenues from Europe at Rs. 9.6 billion ($215 million) in FY10 versus Rs. 11.9 billion ($264 million) in FY09, or a decline of 19%. Revenues for Q4 FY10 at Rs. 2.1 billion ($47 million).
•	Revenues from Germany decrease by 26% to Rs. 7.3 billion ($162 million) in FY10.

•	Revenues from Rest of Europe grew by 17% to Rs. 2.3 billion ($52 million) in FY10 largely led by the 14% growth in UK.
•
Revenues from Russia & Other CIS markets at Rs. 9.1 billion ($203 million) in FY10 versus Rs. 7.6 billion ($170 million) in FY09, representing a growth of 20%. Revenues for Q4 FY10 at Rs. 2.1 billion ($47 million).

•	Revenues in Russia at Rs. 7.2 billion ($161 million) in FY10 versus Rs. 5.8 billion ($129 million) in FY09 or a year-on-year growth of 25%.
•	Dr. Reddy’s year-on-year secondary prescription sales growth stands at 21% versus industry’s growth of 8%. (Source: Pharmexpert MAT March 2010)
•	Revenues in Other CIS markets increase by 4% to Rs. 1.9 billion ($42 million) in FY10 versus Rs. 1.8 billion ($41 million) in FY09.
•
Revenues in India at Rs. 10.2 billion ($226 million) in FY10 from Rs. 8.5 billion ($189 million), or a growth of 20% led by volume growth across products and new product launches. Revenues for Q4 FY10 at Rs. 2.6 billion ($58 million).

•	Dr. Reddy’s year-on-year secondary prescription sales growth of 23% versus industry’s growth of 18%. (Source: ORG IMS MAT March 2010)

•	62 new products launched during the year contributing to 5% of sales.
Pharmaceutical Services and Active Ingredients (PSAI)
Revenues from PSAI are at Rs. 20.4 billion ($454 million) in FY10 represent a growth of 9%. Revenues for Q4 FY10 are at Rs. 4.9 billion ($110 million).
•	During the year, 36 DMFs were filed globally, with 19 in US, 5 in Canada, 8 in Europe and 4 in RoW. The cumulative DMF filings as of Mar 10 are 375.

Income Statement Highlights:
•
Gross profit at Rs. 36.3 billion ($808 million) in FY10 or a margin of 52% to revenues versus 53% in FY09. This change in gross margins is largely on account of a favorable mix of high margin revenues from sumatriptan in the previous year.

•
Selling, General & Administration (SG&A) expenses excluding amortization for the year at Rs. 21.0 billion ($468 million) grew by 8% over the previous year. Excluding the one-time charges recorded on account of betapharm workforce restructure costs of Rs. 905 million ($20 million), closure of Charlotte & Atlanta facility of Rs. 160 million ($4 million), the SG&A marginally grew by 2%.

•	Amortization expenses for the year at Rs. 1,479 million ($33 million) remain flat as compared to the previous year.
•
Other Operating Income of Rs. 569 million ($13 million) in FY10 versus Other Operating Expenses of Rs. 252 million in FY09. The movement is largely on account of Rs. 916 million of damages recorded in the FY09 on account of the German court upholding the validity of the olanzapine patent of the innovator in Germany.

•	R&D expenses at Rs. 3.8 billion ($84 million) in FY10 or a 6% reduction as compared to the previous year.
•	Finance costs (net) are at Rs. 3 million in FY10 versus Rs. 1.2 billion ($26 million) in FY09. The change is mainly on account of :
•	Net forex gain of Rs. 72 million ($2 million) in FY10 versus net forex loss of Rs. 634 million ($14 million) in FY09.

•	Net interest expense of Rs. 123 million ($3 million) in FY10 versus Rs. 689 million ($15 million) in FY09.
•	Adjusted EBITDA at Rs. 15.8 billion ($352 million) in FY10 or a year-on-year growth of 4%. Adjusted EBITDA for Q4 FY10 is at Rs. 3.5 billion ($78 million).
•	Adjusted Net Profit after Tax for FY10 is at Rs. 9.2 billion ($205 million) or a year-on-year growth of 10%. Adjusted Net Profit after Tax for Q4 FY10 is at Rs. 1.9 billion ($43 million).
•	The effective tax rate for the year is at 20%.

•	Adjusted diluted EPS is at Rs. 54.3 ($1.2) for the year.

•	Capital expenditure for FY10 is at Rs. 4.2 billion ($93 million).

Appendix 1: FY10 Key Balance Sheet Items	(in millions)

	As on 31st Mar 10		As on 31st Mar 09
Particulars	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents	146	6,584	124	5,596
Trade and other receivables	266	11,960	325	14,592
Inventories	297	13,371	294	13,226
Property, plant and equipment	500	22,459	465	20,882
Goodwill and Other Intangible assets	311	13,973	493	22,179
Loans and borrowings (current & non current)	327	14,695	438	19,701
Trade accounts payable	148	6,642	133	5,987
Equity	955	42,915	935	42,045

Appendix 2: FY10 Revenue Mix by Segment	(in millions)

	FY10			FY09
	$	INR	as a %	$	INR	as a %	Growth %
Global Generics	1,081	48,605	69	1,108	49,790	72	(2)
North America	374	16,817	35	441	19,843	40	(15)
Europe	215	9,643	20	264	11,886	24	(19)
India	226	10,158	21	189	8,478	17	20
Russia & Other CIS	203	9,119	19	170	7,623	15	20
RoW	64	2,868	6	44	1,959	4	46
PSAI	454	20,404	29	417	18,758	27	9
North America	82	3,672	18	86	3,875	21	(5)
Europe	148	6,653	33	137	6,160	33	8
India	59	2,646	13	53	2,383	13	11
RoW	165	7,433	36	141	6,340	34	17
Others	28	1,267	2	20	893	1	42

Total	1,563	70,276	100	1,545	69,441	100	1

Appendix 3: FY10 Revenue Mix by Geography	(in millions)

	FY10			FY09
	$	INR	as a %	$	INR	as a %	Growth %
North America	473	21,268	30	537	24,140	35	(12)
Europe	373	16,779	24	412	18,518	27	(9)
India	285	12,808	18	242	10,861	16	18
Russia & Other CIS	203	9,119	13	170	7,623	11	20
Others	229	10,302	15	185	8,299	12	24

Total	1,563	70,276	100	1,545	69,441	100	1

All figures in millions, except EPS	All dollar figures based on convenience translation rate of 1USD = Rs 44.95
Appendix 4: Q4 FY10 Consolidated Income Statement

	Q4 FY10			Q4 FY09
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenue	365	16,424	100	442	19,851	100	(17)
Cost of revenues	173	7,784	47	202	9,081	46	(14)
Gross profit	192	8,640	53	240	10,770	54	(20)
Operating Expenses
Selling, general & administrative expenses	129	5,811	35	117	5,267	27	10
Research and development expenses, net	21	953	6	25	1,135	6	(16)
Write down of intangible assets	0	0	0	70	3,167	16
Write down of goodwill	0	0	0	242	10,856	55
Other (income)/expenses, net	(5)	(238)	(1)	(4)	(187)	(1)	27
Total Operating Expenses	145	6,526	40	450	20,239	102	(68)
Results from operating activities	47	2,114	13	(211)	(9,468)	(48)
Finance income	1	59	0	0	17	0	254
Finance expenses	(1)	(33)	(0)	1	66	0
Finance expenses, net	1	26	0	2	83	0	(69)
Share of profit/(loss) of equity accounted investees	0	20	0	0	14	0	43
Profit before income tax	47	2,108	13	(212)	(9,537)	(48)
Income tax expense	(10)	(441)	(3)	(5)	(240)	(1)	84
Profit for the period	37	1,667	10	(218)	(9,777)	(49)
Attributable to :
Equity holders of the company	37	1,667	10	(218)	(9,777)	(49)
Minority interest	0	0	0	0	0	0
Profit for the period	37	1,667	10	(218)	(9,777)	(49)

Diluted EPS	0.2	9.8		(1.3)	(58.1)
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:
Rajan S at rajans@drreddys.com or on +91-40- 66511725
Notes
1.	All the above analyses are based on consolidated IFRS financials.

2.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V.S. Suresh
Date: May 7, 2010		Name:	V.S. Suresh
		Title:	Company Secretary